June 4, 2018

Melissa Raminpour

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Veoneer, Inc.
Amendment No. 1 to Registration Statement on Form 10-12B
Filed May 21, 2018
File No. 001-38471

Dear Ms. Raminpour:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission, as set forth in the Staff’s letter of comments dated May 31, 2018 (the “Comment Letter”), to the above referenced filing of Veoneer, Inc. (the “Company”). The Company has filed, via EDGAR, this letter (tagged Correspondence). In connection with this letter, the Company has also publicly filed, via EDGAR, Amendment No. 2 to the Registration Statement on Form 10-12B (the “Registration Statement”).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below each comment from the Comment Letter with the response following. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to the Registration Statement.

Exhibit 99.1

Summary Historical and Unaudited pro Forma Combined Financial Data, page 21

1.	In the second paragraph, please also disclose that you are providing pro forma statement of operations data for the three months ended March 31, 2018 as shown in the table below. Please further expand the table to include the pro forma statement of operations data for the year ended December 31, 2017.

RESPONSE:

The Company has revised the Information Statement on page 21 in response to the Staff’s comment.

Risk Factors

Risks Related to the Company

We are uncertain whether we will be able to obtain the consent, page 32

2.	We note your response to our prior comment 2. To the extent practicable, please quantify the risk to Veoneer if you do not obtain Nissin Kogyo’s consent, and the joint venture agreement is dissolved. Please also explain the effect of not obtaining Nissin Kogyo’s consent on your Brake Systems segment.

United States Securities and Exchange Commission

RESPONSE:

The Company has revised the Information Statement on pages 32, 88 and 94 in response to the Staff’s comment. The new disclosure includes information regarding the appraisal and exit rights of a joint venture party in connection with a change of control of the other joint venture party as well as the effect on the Company’s Brake Systems segment if the consent is not obtained.

It is not practicable for us to quantify the risk to the Company if we do not obtain Nissin Kogyo’s consent. As noted in the updated disclosure, an appraisal under the joint venture agreement has not yet been conducted and therefore, the potential cost of a dissolution has yet to be quantified. However, the updated disclosure does note that we would lose the revenues associated with the brake systems business, which could have a material adverse effect on the Company. The revenue has been separately disclosed in the Company’s combined financial statements, which are included in the Information Statement, with respect to the brake systems segment so that portion of the risk has been quantified.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 108

3.	Refer to your tabular disclosure of cash flows data for the years ended December 31, 2017, 2016 and 2015 shown on page 109. Please include a narrative discussion of your net cash provided by financing activities, as was previously included in your Form 10 filed on April 26, 2018.

RESPONSE:

The Company has revised the Information Statement on page 109 in response to the Staff’s comment.

[Remainder of Page Intentionally Left Blank]

United States Securities and Exchange Commission

If you have any questions please do not hesitate to contact me.

Sincerely,
/s/ Mathias Hermansson
Mathias Hermansson
Chief Financial Officer

Cc:	Lars Sjöbring, Group Vice President for Legal Affairs, General Counsel and Secretary, Veoneer, Inc.

Dennis O. Garris, Alston & Bird LLP